Exhibit 12(b)

CNF INC.

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Year Ended December 31,

(Dollars in thousands)	2003		2002		2001		2000		1999
Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$30,071		$23,558		$27,992		$29,972		$25,972
Capitalized interest	241		455		864		4,636		5,864
Amortization of debt expense	1,354		1,321		1,064		1,044		908
Dividend requirement on Series B Preferred Stock (1)	10,072		10,331		10,606		10,808		10,992
Dividend requirement on preferred securities of subsidiary trust	6,250		6,250		6,250		6,250		6,250
Interest component of rental expense (2)	17,138		19,564		25,033		38,161		41,363

Fixed Charges	$65,126		$61,479		$71,809		$90,871		$91,349

Earnings (Loss):
Income (Loss) from continuing operations before taxes (3)	$156,016		$146,244		$(695,933)		$261,196		$332,260
(Income) Loss from equity-method investment	(20,718)		(18,188)		9,415		560		—

	135,298		128,056		(686,518)		261,756		332,260
Fixed charges	65,126		61,479		71,809		90,871		91,349
Capitalized interest	(241)		(455)		(864)		(4,636)		(5,864)
Preferred dividend requirements (4)	(10,072)		(10,331)		(10,606)		(10,808)		(10,992)

	$190,111		$178,749		$(626,179)		$337,183		$406,753

Ratio	2.9	x	2.9	x	(8.7	)x	3.7	x	4.5	x
Deficiency in the coverage of fixed charges by earnings (loss) before fixed charges	—		—		(697,988)		—		—

(1)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the CNF’s Thrift and Stock Plan.
(2)	Estimate of the interest portion of lease payments.
(3)	For the year ended December 31, 2001, results included a $652.2 million loss from restructuring charges at Forwarding and Menlo Worldwide Logistics’ $47.5 million loss from the business failure of a customer.
(4)	Preferred stock dividend requirements included in Combined Fixed Charges but not deducted in the determination of Income (Loss) from Continuing Operations Before Income Taxes.